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                             April 29, 2021

       William M. Mounger, II
       Chief Executive Officer and Chairman of the Board
       Tristar Acquisition I Corp.
       2870 Peachtree Road, NW Suite 509
       Atlanta, Georgia 30305

                                                        Re: Tristar Acquisition
I Corp.
                                                            Registration
Statement on Form S-1
                                                            Filed April 2, 2021
                                                            File No. 333-255009

       Dear Mr. Mounger:

              We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Registration Statement on Form S-1, Filed April 2, 2021

       Summary, page 1

   1. Please revise page 2 to describe the terms of the arrangement with the affiliate of
                                                        Navigation Capital
Partners LLC, including the services rendered, if any, amount of financing received or,
if not determinable, how such amount will be calculated, and consideration provided
in exchange therefor.
   2.                                                   We note the $240,000
for office space, administrative and support services mentioned on page 81, as well as
Note 4 on page F-14. Please revise page 34 to state that you intend to enter into an agreement
to pay the Sponsor $10,000 per month for office space, secretarial and administrative
support.
 William M. Mounger, II
FirstName   LastNameWilliam
Tristar Acquisition I Corp. M. Mounger, II
Comapany
April       NameTristar Acquisition I Corp.
       29, 2021
April 229, 2021 Page 2
Page
FirstName LastName
Risk Factors
Risks Relating to our Management and Key Personnel
Since our Sponsor, executive officers and directors will lose their entire investment in us..., page
66

3. We note disclosure in the first risk factor on page 49 and elsewhere regarding conflicts of interest in circumstances where the founder shares become worthless without an initial business combination. Please disclose in quantitative and qualitative terms how economic incentives could result in substantial misalignment of interests where an initial business combination does occur. For example, since your sponsor acquired a 20% stake for approximately $0.0035 per share and the offering is for $10.00 a share, the insiders could make a substantial profit after the initial business combination even if public investors experience substantial losses. Please revise here and risk factors accordingly.
Principal Shareholders, page 120

4. Please revise footnote 3 to identify the natural person or persons who have voting and investment control of the shares held by the Sponsor.
5. We note footnote 4 to the Principal Shareholders table, which mentions membership interests in your sponsor. Please provide more details concerning these membership interests, including the amount and terms thereof for each applicable officer and director.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       You may contact Eric Atallah at 202-551-3663 or Kevin Kuhar at 202-551-3662 if you
have questions regarding comments on the financial statements and related matters. Please contact Margaret Schwartz at 202-551-7153 or Tim Buchmiller at 202-551-3635 with any other questions.



                                                               Sincerely,

                                                               Division of
Corporation Finance
                                                               Office of Life
Sciences
cc:      Curtis Mo, Esq.